Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333−136666
October 15, 2007

New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC. Note Linked to a Portfolio of Indices Due: November [●], 2012 INVESTMENT HIGHLIGHTS

•     5 year term to maturity.
•     The Notes are 100% principal protected.
•     Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•     Issue Price: 100.00% of the principal amount ($1,000 per Note).
•     Linked to the potential positive performance of a portfolio comprised of six indices. The following are the six indices and their respective Weightings in the portfolio: (1) 20.00% the S&P 500® Index (the “SPX”); (2) 20.00% the Dow Jones EURO STOXX 50® Index (the “SX5E”); (3) 20.00% the S&P BRIC 40™ Index (the “SBR”); (4) 20.00% the Nikkei 225™ Stock Index (the “NKY”); (5) 12.00% the S&P 400 MidCap Index™ (the “MID”); and (6) 8.00% the Russell 2000® Index (the “RTY”) (each such index a “Component” and together the “Portfolio”).
•     The Cash Settlement Value will be based on the appreciation, if any, in the Portfolio over the term of the Notes as measured by the Portfolio Return. The “Portfolio Return” is calculated as the weighted average of the six Component Performances, where the “Component Performance” with respect to a Component measures the arithmetic average level of such Component as of two Observation Dates relative to its respective Initial Component Level on the Pricing Date (with a [120.00-128.00]% Participation Rate).
•     If, at maturity, the Portfolio Return is greater than zero, the Cash Settlement Value for each Note will be equal to the sum of (A) the principal amount of the Note plus (B) the product of (i) $1,000 multiplied by (ii) the Portfolio Return multiplied by (iii) the Participation Rate.
•     If, at maturity, the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be $1,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the potential positive performance of a portfolio comprised of six indices. The following are the six indices and their respective Weightings in the portfolio: (1) 20.00% the S&P 500® Index (the “SPX”); (2) 20.00% the Dow Jones EURO STOXX 50® Index (the “SX5E”); (3) 20.00% the S&P BRIC 40™ Index (the “SBR”); (4) 20.00% the Nikkei 225™ Stock Index (the “NKY”); (5) 12.00% the S&P 400 MidCap Index™ (the “MID”); and (6) 8.00% the Russell 2000® Index (the “RTY”) (each such index a “Component” and together the “Portfolio”). We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	073928Y56
ISSUE PRICE:	100.00% of the Principal Amount
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$[10,000] per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	October [●], 2007
SETTLEMENT DATE:	November [●], 2007
MATURITY DATE:	November [●], 2012 (for a term of approximately 60 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
CASH SETTLEMENT VALUE:
An amount in cash that depends upon the Portfolio Return. If, at maturity, the Portfolio Return is greater than zero, then the Cash Settlement Value for each Note will be equal to the sum of (A) the Principal Amount of the Note plus (B) the product of (i) $1,000 multiplied by (ii) the Portfolio Return multiplied by (iii) the Participation Rate.

If, at maturity, the Portfolio Return is equal to or less than zero, then the Cash Settlement Value for each Note will be $1,000. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note held to maturity be less than $1,000.

PORTFOLIO RETURN:	An amount determined by the Calculation Agent and equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.
COMPONENT PERFORMANCE:
As of the Final Observation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Levels for that Component as of each Observation Date minus the Initial Component Level of that Component divided by (ii) the Initial Component Level of that Component.

FINAL OBSERVATION DATE:	October [●], 2012.
OBSERVATION LEVELS:
As of any Observation Date and with respect to each Index, the closing index level as reported by the relevant Index Sponsor and displayed on Bloomberg Page SPX <Index> <Go> with respect to the SPX; Bloomberg Page SX5E <Index> <Go> with respect to the SX5E; Bloomberg Page SBR <Index> <Go> with respect to the SBR; Bloomberg Page NKY <Index> <Go> with respect to the NKY; Bloomberg Page MID <Index> <Go> with respect to the MID; and Bloomberg Page RTY <Index> <Go> with respect to the RTY.

OBSERVATION DATES:	April [●], 2010 and October [●], 2012. The Observation Dates are subject to adjustment as described in the Pricing Supplement.
INITIAL COMPONENT LEVELS:	[●] with respect to the SPX;
[●] with respect to the SX5E;
[●] with respect to the SBR;

FIFTH THIRD SECURITIES, INC.

[●] with respect to the NKY;
[●] with respect to the MID; and
[●] with respect to the RTY.
WEIGHTING:	20.00% with respect to the SPX;
20.00% with respect to the SX5E;
20.00% with respect to the SBR;
20.00% with respect to the NKY;
12.00% with respect to the MID; and
8.00% with respect to the RTY.
INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[120.00-128.00]%
COMPONENTS:
The Notes are linked to the potential positive performance of a portfolio comprised of six indices. The following are the six indices and their respective Weightings in the portfolio: (1) 20.00% the S&P 500® Index (the “SPX”); (2) 20.00% the Dow Jones EURO STOXX 50® Index (the “SX5E”); (3) 20.00% the S&P BRIC 40™ Index (the “SBR”); (4) 20.00% the Nikkei 225™ Stock Index (the “NKY”); (5) 12.00% the S&P 400 MidCap Index™ (the “MID”); and (6) 8.00% the Russell 2000® Index (the “RTY”) (each such index a “Component” and together the “Portfolio”). The Weighting of each Component is fixed at the respective Weighting mentioned above and will not change during the term of the Notes unless one or more Components are modified during the term of the Notes.

INDEX SPONSORS:
Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. as sponsor of the SPX, SBR, and MID; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the SX5E; Nihon Keizai Shimbun, Inc. as the sponsor of the NKY; and Russell Investment Group as the sponsor of the RTY are hereinafter referred to as “Component Sponsors.” See “Description of the Portfolio” in the Pricing Supplement.

FIFTH THIRD SECURITIES, INC.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated October 15, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated October 15, 2007 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420407054156/v090271_424b2.htm

•	Prospectus Supplement, dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011011/a2172742z424b5.htm

•	Prospectus, dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following tables are for illustrative purposes and are not indicative of the future performance of the Components or the future value of the Notes.

The following examples demonstrate how the hypothetical Cash Settlement Value of a Note is calculated based on the assumptions outlined below. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the Portfolio or the Components underlying the Portfolio. You should not construe the examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. Numbers may be rounded for ease of use. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

Assumptions:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Participation Rate is 125.00%.

•	The Initial Component Level for the SPX is equal to 1,500.00.

•	The Initial Component Level for the SX5E is equal to 4,400.00.

•	The Initial Component Level for the SBR is equal to 3,050.00.

•	The Initial Component Level for the NKY is equal to 17,100.00.

•	The Initial Component Level for the MID is equal to 900.00.

•	The Initial Component Level for the RTY is equal to 825.00.

•
The Weightings of the Components comprising the Portfolio are 20.00% with respect to the SPX, 20.00% with respect to the SX5E, 20.00% with respect to the SBR, 20.00% with respect to the NKY, 12.00% with respect to the MID, and 8.00% with respect to the RTY.

•	All returns are based on a 60 month term, pre tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

FIFTH THIRD SECURITIES, INC.

Example 1: The Portfolio Return is greater than zero.

In this example, the levels of all six Components increase relative to their Initial Component Levels as of the first Observation Date. As of the second Observation Date, the Observation Levels of four Components decrease relative to their Component Levels on the first Observation Date while the Observation Levels of two Components increase relative to their Component Levels on the first Observation Date. The Observation Levels of all six Components increase relative to their Initial Component Levels as of the second Observation Date. This example illustrates how holders of the Notes may benefit from the increase in the Observation Level of the Components relative to their respective Initial Component Levels on each related Observation Date.

Component	Initial Component Level	Observation Date 1	Observation Date 2	Component Performance	Weighting in the Portfolio
SPX	1,500.00	1,745.00	1,624.00	12.30%	20.00%
SX5E	4,400.00	5,100.00	6,905.00	36.42%	20.00%
SBR	3,050.00	6,233.00	6,843.00	114.36%	20.00%
NKY	17,100.00	20,564.00	16,108.00	7.23%	20.00%
MID	900.00	1,961.00	1,761.00	106.78%	12.00%
RTY	825.00	1,570.00	1,327.00	75.58%	8.00%

On the Final Observation Date, the Component Performance for SPX would be 12.30%, the Component Performance for SX5E would be 36.42%, the Component Performance for SBR would be 114.36%, the Component Performance for NKY would be 7.23%, the Component Performance for MID would be 106.78%, and the Component Performance for RTY would be 75.58%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (12.30% x 20.00%) + (36.42% x 20.00%) + (114.36% x 20.00%) + (7.23% x 20.00%) + (106.78% x 12.00%) + (75.58% x 8.00%)

Portfolio Return = 52.92%

The Cash Settlement Value, using the formula below, would equal $1,661.52

Cash Settlement Value

Because the level of the Components of the Portfolio generally increased over the term of the Notes, you will receive a positive return on your investment in the Notes. Additionally, because of the Participation Rate, the return on the Notes may in this case be greater than the return on a direct investment in the underlying indices.

FIFTH THIRD SECURITIES, INC.

Example 2: The Portfolio Return might be less than zero.

In this example, the Observation Levels all six Components decrease relative to their Initial Component Levels as of the first Observation Date. On the second Observation Date, the Observation Levels of four of the Components decrease relative to their Component Levels on first Observation Date while the Observation Levels of two Components increase relative to their Component Levels on the first Observation Date. The Observation Levels of all six Components decrease relative to their Initial Component Levels as of the second Observation Date. As a result, the Portfolio Return would be less than zero, and holders of the Notes would therefore have received only the principal amount of each Note at maturity.

Component	Initial Component Level	Observation Date 1	Observation Date 2	Component Performance	Weighting in the Portfolio
SPX	1,500.00	978.00	938.00	-36.13%	20.00%
SX5E	4,400.00	1,930.00	2,285.00	-52.10%	20.00%
SBR	3,050.00	2,310.00	2,073.00	-28.15%	20.00%
NKY	17,100.00	12,765.00	12,214.00	-26.96%	20.00%
MID	900.00	347.00	327.00	-62.56%	12.00%
RTY	825.00	619.00	627.00	-24.48%	8.00%

On the Final Observation Date, the Component Performance for SPX would be -36.13%, the Component Performance for SX5E would be -52.10%, the Component Performance for SBR would be -28.15%, the Component Performance for NKY would be -26.96%, the Component Performance for MID would be -62.56%, and the Component Performance for RTY would be -24.48%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would not be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (-36.13% x 20.00%) + (-52.10% x 20.00%) + (-28.15% x 20.00%) + (-26.96% x 20.00%) +

(-62.56% x 12.00%) + (-24.48% x 8.00%)

Portfolio Return = -38.13%

Since the Portfolio Return would be less than zero, the Cash Settlement Value for each Note would be the principal amount of $1,000. In this case, an investor in the Notes benefits from principal protection.

Example 3: Some Components move higher while others move lower.

In this example, the Observation Levels of three Components decrease relative to their Initial Component Levels as of the first Observation Date and the Observation Levels of three Components increase relative to their Initial Component Levels as of the first Observation Date. The Observation Levels of three Components decrease relative to their Initial Component Levels as of the second Observation Date and the Observation Levels of three Components increase relative to their Initial Component Levels as of the second Observation Date. This example illustrates how holders of the Notes may benefit from the increase in the Observation Level of some of the Components relative to their respective Initial Component Levels on each related Observation Date.

FIFTH THIRD SECURITIES, INC.

Component	Initial Component Level	Observation Date 1	Observation Date 2	Component Performance	Weighting in the Portfolio
SPX	1,500.00	1,138.00	1,334.00	-17.60%	20.00%
SX5E	4,400.00	5,838.00	7,033.00	46.26%	20.00%
SBR	3,050.00	1,575.00	1,240.00	-53.85%	20.00%
NKY	17,100.00	27,684.00	22,964.00	48.09%	20.00%
MID	900.00	654.00	570.00	-32.00%	12.00%
RTY	825.00	891.00	1,177.00	25.33%	8.00%

On the Final Observation Date, the Component Performance for SPX would be -17.60%, the Component Performance for SX5E would be 46.26%, the Component Performance for SBR would be -53.85%, the Component Performance for NKY would be 48.09%, the Component Performance for MID would be -32.00%, and the Component Performance for RTY would be 25.33%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

The Portfolio Return is an amount equal to the sum of the Component Performance for each Component multiplied by its respective Weighting in the Portfolio.

Portfolio Return = (-17.60% x 20.00%) + (46.26% x 20.00%) + (-53.85% x 20.00%) + (48.09% x 20.00%) +

(-32.00% x 12.00%) + (25.33% x 8.00%)

Portfolio Return = 2.77%

The Cash Settlement Value, using the formula below, would equal $1,034.59.

Cash Settlement Value

In this example, because the level of the Portfolio increased over the term of the Notes, you will receive a positive return on your investment in the Notes, which is further increased by the Participation Rate.S

FIFTH THIRD SECURITIES, INC.

SELECTED RISK CONSIDERATIONS

•	No current income—We will not pay any interest during the term of the Notes.
•
Non-conventional return—The yield on the Notes may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity from an issuer with a comparable credit rating.

•
No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the securities underlying any of the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•
Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Fifth Third Securities, Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

•
The Components may not move in tandem—At a time when the level of one or more of the Components increases, the level of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Components.

FIFTH THIRD SECURITIES, INC.